UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated: March 4, 2014

Commission File Number 001-32520

NEWLEAD HOLDINGS LTD.

(Translation of registrant’s name into English)

NewLead Holdings Ltd.

83 Akti Miaouli & Flessa Str.

185 38 Piraeus Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐ No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐ No  ☒

On March 4, 2014 (the “Effective Date”), NewLead Holdings Ltd. (the “Company”) entered into a Share Subscription Agreement (the “Agreement”) with Ironridge Global IV, Ltd. (the “Ironridge”), related to the issuance of $25.0 million in convertible, redeemable Series A Preference Shares (the “Preference Shares”). The consideration for issuance of the Preference Shares consisted partially of cash and the balance was paid through the issuance of a series of promissory notes (the “Notes”) in favor of the Company, the repayment of which is expected to commence approximately 90 days after closing, subject to certain conditions, with nine monthly installments thereafter, in accordance with the provisions of the Agreement.  The Notes bear interest at a rate of 1.0% per annum. Ironridge was issued an additional $2.5 million of Preference Shares as a fee in connection with the closing of the transaction.  Pursuant to the Certificate of Designations with respect to the Preference Shares (the “Certificate of Designations”), the Preference Shares will accrue cumulative dividends at a rate equal to 10.75% per annum, subject to adjustment as provided in the Certificate of Designations.  The dividends are payable in cash or the Company’s common shares “the “Common Shares”) at the option of the Company and upon conversion of the Preference Shares, such dividends have a guaranteed payable amount.  The Certificate of Designations also provides that, immediately upon the Effective Date, Ironridge has the right to convert the Preference Shares into Common Shares at a price per Common Share of $10.00, subject to adjustment as set forth in the Certificate of Designations, provided the respective Note given as consideration for the issuance of the Preference Shares to be converted has been paid. On or after seven years from the Effective Date, the Company has the right to redeem the Preference Shares at the liquidation value of $10,000 per share (the “Liquidation Value”), plus accrued and unpaid dividends thereon. Prior to such time, the Company may redeem the Preference Shares at the Liquidation Value plus the Embedded Dividend Liability (as defined in the Certificate of Designations), less any dividends paid (the “Early Redemption Price”). Upon certain liquidation events occurring prior to the seven year anniversary of the Effective Date, the Company will redeem the Preference Shares at the Early Redemption Price.

The foregoing descriptions of the Agreement, the Certificate of Designations and the Notes are not complete and are qualified in their entireties by reference to the full text of the Agreement, the Certificate of Designations and the form of Note, copies of which are filed as Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3, respectively, to this report and are incorporated by reference herein.

The press release announcing the foregoing transaction is attached hereto as Exhibit 99.4 to this report and incorporated by reference herein.

Exhibits

Exhibit No.	Exhibit
99.1	Share Subscription Agreement, dated as of March 4, 2014
99.2	Certificate of Designations
99.3	Form Note
99.4	Press Release dated March 10, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 10, 2014

NEWLEAD HOLDINGS LTD.

By:	/s/ Michail Zolotas
Name: Michail Zolotas
Title: Chief Executive Officer